FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-3788
N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands
(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X ] Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Notice of delisting of Royal Dutch shares from the New York Stock Exchange

21 November 2005

Pursuant to an order of the Securities and Exchange Commission on 18 November 2005, shares in N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch') will be delisted from the New York Stock Exchange (‘NYSE’) on 21 November 2005.

Under Dutch law, transfers of the registered ownership of Royal Dutch shares in registered form that are executed after the delisting date may only be made through a Dutch notarial deed process.

A letter containing information regarding the procedures to transfer shares through this notarial deed process was sent to New York registered shareholders on 14 October 2005. Information on this process may also be obtained, for holders of New York registered shares, from The Bank of New York by telephone on +1 888 737 2377 (or if you are outside the United States, on +1 212 815 3700) or, for holders of Hague registered shares, from N.V. Algemeen Nederlands Trustkantoor ANT by telephone on +31 (0)20 522 2510 or by email at registers@ant-trust.nl.

Shareholders should also note that, as announced on 31 October 2005, Royal Dutch Shell plc and Royal Dutch have proposed a restructuring in which Royal Dutch will be merged into a subsidiary. In the merger, assuming it is completed as expected on or around 21 December 2005, minority shareholders in Royal Dutch would receive €52.21 per share (or an equivalent amount in U.S. dollars for New York registered shares) or for eligible UK resident shareholders who so elect, exchangeable loan notes.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 21 November 2005